Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Mach Natural Resources of our report dated March 6, 2025, except for unaudited supplemental information described in Note 13 and subsequent events described in Note 12, as to which the date is September 19, 2025, with respect to the consolidated balance sheets of Sabinal Energy Operating, LLC as of December 31, 2024 and 2023 and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements, which report is included in the Current Report on Form 8-K/A of Mach Natural Resources dated September 19, 2025.

We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Weaver and Tidwell

Houston, Texas

September 22, 2025